UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: May 6, 2021

Information furnished in this form:

Notice to the Annual General Meeting of Shareholders for Financial Year 2020

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

NOTICE TO THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FINANCIAL YEAR 2020

(No. 32/PR000/DCP-M2000000/2021)

The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”), herewith invites all of the Company’s shareholders to attend the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on:

Day / Date : Friday, May 28, 2021

Time : 13.30 WIB - closing

Venue : Auditorium Telkom Landmark Tower 6th floor

The Telkom Hub

Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710

with the following Meeting agendas:

1.	Approval of Annual Report and Ratification of the Company’s Consolidated Financial Statement for Financial Year of 2020 as well as the Board of Commissioner’s Supervision Duty Implementation Report for Financial Year of 2020.

2.	Ratification of the Company’s Annual Report of Partnerships and Community Development Program for Financial Year of 2020.

Explanation:

Agenda 1 and 2 are held pursuant to (i) Article 18 paragraph 9 of the Company’s Articles of Association, (ii) Article 23 paragraph (1) of Law No. 19 of 2003 on State-Owned Enterprise (“SOE”) as lastly amended by Law No. 11 of 2020 on Job Creation (“Job Creation Law”) (“SOE Law”), (iii) Article 69 paragraph (1) of Law No. 40 of 2007 as lastly amended by Job Creation Law on Limited Liability Companies (“Company Law”), and (iv) Article 17 and Article 18 of Minister of SOE Regulation No. PER-09/MBU/07/2015 as lastly amended by Minister of SOE Regulation No. 02/MBU/04/2020 on Partnership and Community Development Program of SOE, with due observance to the provisions of (i) Article 25 paragraph 1 of the Company’s Articles of Association, and (ii) Article 41 paragraph (1) of Financial Services Authority Regulation No. 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders for Public Company (“POJK 15/2020”).

3.	Determination on Utilization of the Company’s Net Profit for Financial Year of 2020.

Explanation:

Agenda 3 is held pursuant to (i) Articles 70 and 71 of Company Law, (ii) Article 21 and Article 26 of the Company’s Articles of Association, whereby the determination on utilization of the Company’s net profit requires the Meeting’s approval with due observance to the provisions of (i) Article 25 paragraph 1 of the Company’s Articles of Association, and (ii) Article 41 paragraph (1) of POJK 15/2020.

4.	Determination of Bonus for the Financial year of 2020, Salary for Board of Directors and Honorarium for Board of Commissioners Including other Facilities and Benefits for the Year of 2021.

Explanation:

Agenda 4 is held pursuant to (i) Article 11 paragraph 19 and Article 14 paragraph 30 of the Company’s Articles of Association, (ii) Article 96 and Article 113 of the Company Law, and (iii) Minister of SOE Regulation No. PER-04/MBU/2014 as lastly amended by Minister of SOE Regulation No. PER-12/MBU/11/2020 on Guidelines for the Determination of Remuneration of Board of Directors, Board of Commissioners, and Supervisory Board of SOE, with due observance to the provisions of (i) Article 25 paragraph 1 of the Company’s Articles of Association and (ii) Article 41 paragraph (1) of POJK 15/2020.

5.	Appointment of Public Accounting Firm to Audit the Company’s Consolidated Financial Statement and Financial Statement of the Social and Environmental Responsibility Program for Financial Year of 2021.

Explanation:

Agenda 5 is held pursuant to (i) Article 21 paragraph 2 point c juncto Article 15 paragraph 2 point b.a.5 of the Company’s Articles of Association, and (ii) Article 59 of POJK 15/2020, whereby the Appointment of Public Accounting Firm to audit the Company’s Financial Statements for Financial Year 2021 and Company’s Financial Statement of the Company’s Partnership and Community Development Program for Financial Year 2021 must be resolved in the Meeting by considering the Board of Commissioner’s recommendation, with due observance to the provision of (i) Article 25 paragraph 1 of the Company’s Articles of Association, (ii) Article 41 paragraph (1) of POJK 15/2020, and (iii) Article 31 paragraph (1) of Minister of SOE Regulation No. PER-01/MBU/2011 as lastly amended by Minister of SOE Regulation No. PER-09/MBU/2012 on Implementations of Good Corporate Governance on SOE.

6.	Approval on Amendment of the Articles of Association of the Company.

Explanation:

Agenda 6 is held pursuant to the (i) Article 28 Paragraph 1 and 2 of the Company’s Articles of Association, (ii) Article 19 Paragraph (1) of Company Law, (iii) Financial Services Authority No. 32/POJK.04/2015 as lastly amended by Financial Services Authority Regulation No. 14/POJK.04/2019 on Capital Increment for Public Companies by Providing Pre-emptive Rights, (iv) Article 63 of POJK 15/2020 states that it is mandatory for the Company to adjust the Articles of Association to be in line with POJK 15/2020 no later than 18 months since POJK 15/2020 comes into effect, (v) Financial Services Authority Regulation No. 16/POJK.04/2020 on Procedures for Electronic General Meeting of Shareholders of Public Company, (vi) Central Statistics Agency of Indonesia Regulation No. 2 of 2020 on Indonesian Industrial Classification Standard, with due observance to the provisions of Article 25 paragraph 5 of the Company’s Articles of Association.

7.	Ratification on Regulation of Minister of State Owned Enterprise Number: PER-11/MBU/11/2020 concerning Management Contract and Annual Management Contract of State Owned Enterprise’s Directors.

Explanation:

This Agenda is based on mandates from various Regulation of the Minister for State-Owned Enterprises to enforce the relevant regulations applicable to State-Owned Enterprises through the Company's Meeting.

8.	Changes to the Management of the Company

Explanation:

Agenda 8 is held pursuant to (i) Article 11 paragraph 10, Article 14 paragraph 12, Article 23 paragraph 6 point b and Article 25 paragraph 4 of the Company’s Articles of Association, (ii) Financial Services Authority Regulation No. 33/POJK.04/2014 on Board of Directors and Board of Commissioners of Issuers or Public Companies, (iii) Minister of SOE Regulation No. PER-02/MBU/02/2015 Board as lastly amended by Minister of SOE Regulation No. PER-10/MBU/10/2020 on Requirements, Procedures for Appointment, and Dismissal of SOE’s Board of Commissioner and Supervisory, and (iv) Minister of SOE Regulation No. PER-03/MBU/02/2015 on Requirements, Procedures for Appointment, and Dismissal of SOE’s Board of Directors, whereby the appointment and dismissal of the management of the Company shall be resolved in a Meeting that is attended by and approved by the holders of Series A Dwiwarna Share, with due observance to Article 25 paragraph 4 of the Company’s Articles of Association.

Notes:

1.	This Notice shall be deemed as an official Notice of Meeting to the Company’s shareholders, therefore the Board of Directors will not send separate Notice to the Company’s shareholders.
2.	Those who are eligible to attend or be represented in the Meeting shall be the shareholders whose names are registered in the Company’s Shareholders Register by May 5, 2021 at 16.15 Western Indonesian Time, or the owners of securities account balances at the Collective Depository of PT Kustodian Sentral Efek Indonesia (“KSEI”) at the closing of trading on May 5, 2021.
3.	The Company’s shareholders or the proxies who will attend the Meeting shall be the Company’s shareholders whose name are recorded in the Meeting Register. Prior to entering the Meeting room, the Company’s shareholders or the proxies are required to submit a copy of their Collective Share Certificates (“CSC”) and Identity Card (Kartu Tanda Penduduk) or other personal identification document to the registration officer of the Company’s Meeting. Shareholder(s) constituting a legal entity(ies) shall be required to submit a copy of its Articles of Association and any amendments thereto, together with the latest composition of the management. The Company’s shareholders whose shares are deposited in the collective depository of KSEI are required to submit Written Confirmation for the Meetings that can be obtained from the securities company and custodian bank where the Shareholders open their securities account.
4.	Shareholders who are unable to attend the Meeting may be represented by their proxy by bringing a valid power of attorney enclosed with a copy of respective identification documents of the authorizer and the attorney, provided that members of the Board of Directors, Board of Commissioners, and employees of the Company can act as the proxies in the Meeting, but the votes they cast as a proxy at this Meeting shall not be calculated in the voting. With due observance to Article 48 of POJK 15/2020, the Company's shareholders may not extend a power of attorney to more than one proxy for a portion of the shares owned by them for different votes. The power of attorney form can be downloaded through the Company’s Website and will be available as from the date of the Notice.
5.	In addition, the Company strongly suggest the Shareholders to provide their proxies through the KSEI Electronic General Meeting System Facility (“eASY.KSEI”), provided that the proxy is not a member of the

Board of Directors, the Board of Commissioners and Employees of the Company, with the following procedure:
a.	Shareholders must first be registered with KSEI Securities Ownership Reference facility ("KSEI AKSes"). If the Shareholders are not yet registered, please register by visiting the website akses.ksei.co.id;
b.	For Shareholders who have been registered as KSEI AKSes users, may provide their power of attorney electronically through eASY.KSEI by logging in to KSEI AKSes (akses.ksei.co.id);
c.	The period on which the Shareholders may declare their proxy and vote, make changes to the appointment of the proxy and/or to the votes for each agenda of the Meeting, or revoke the power of attorney, is from the date of the Meeting Notice to no later than 1 (one) business day prior to the date of the Meeting; and
d.	Guidance for registration, utilization and further explanation regarding eASY.KSEI is also uploaded in our website at https://www.telkom.co.id/sites/about-telkom/en_US/page/ir-gms.
6.	For Shareholders or the proxies who will be physically present at the Meeting, must follow and pass the security and health protocols applicable at the Meeting venue, as follows:
a.	Having a Rapid Antigen Test (non-reactive) or PCR Swab Test (negative) Certificate obtained from doctor of hospital, public health center or clinic, of which the sample of the test is taken within 1 (one) day before the Meeting;
b.	Wear mask during the activity in the area and Meeting venue;
c.	Based on detection and monitoring of body temperature, the Shareholders or their proxies are not experiencing high body temperature;
d.	Shareholders or the proxies who are sick even though their body temperature is still within normal limits are not permitted to enter the Meeting venue;
e.	Filling in the Health Declaration Letter provided by the registrar before entering the Meeting venue. Through the Health Declaration Letter, evaluation will be done to decide whether the Shareholders or the proxies may enter the Meeting venue;
f.	Following the directions of the Meeting committee in implementing the physical distancing policy at the Meeting venue before the Meeting starts, at the time of the Meeting, and after the Meeting is finished; and
g.	The shareholders or the proxies who coughs or sneezes at the Meeting venue will be requested to leave the Meeting venue.
7.	In order to support the prevention and control of Covid-19, the Company:
a.	will not provide foods and beverages, souvenirs and Annual Reports in physical form to the Shareholders and the proxies who are present at the Meeting; and
b.	will provide another announcement shall there be any changes and/or additional information related to the procedure of the Meeting with reference to the latest conditions and developments regarding integrated handling and control to prevent the spread of Covid-19 Virus.
8.	Materials that will be discussed at the Meeting ("Meeting Materials") can be downloaded on the Company's website at https://www.telkom.co.id/ starting from the date of this Notice. The Company does not provide Meeting Materials in the form of hardcopy or softcopy in a flash disks, we only provide QR Code to access the Company's website and information on the website address where the Meeting Material are available.

9.	To facilitate the arrangement and orderliness of the Meeting, the shareholders or the proxies are kindly requested to be present at the Meeting venue at least 30 minutes before the Meeting begins.

Bandung, May 6, 2021

PT Telkom Indonesia (Persero) Tbk

Board of Directors